PROSPECTUS SUPPLEMENT
                     To prospectus dated September 28, 1999

                    Lincoln Benefit Premier Planner Variable Annuity

We are applying for an exemptive order of the Securities and Exchange Commission that would permit us to administer the Contract's terms relating to recovery of certain Credit Enhancement credits upon exercise of free look rights in the manner described in this Prospectus. There is no assurance that such relief will be granted. Until we receive the requested order, the following provisions will apply:

The paragraph entitled "Credit Enhancements" on page 13 is deleted in its entirety and replaced with the following paragraph:

         We will credit your Contract Value with a Credit Enhancement of 4% of each Purchase Payment before we allocate that Purchase Payment among the Subaccounts or to the Fixed Account. The Credit Enhancements will be allocated in the same proportions as the corresponding Purchase Payment. As described in "Free Look Period" on page 14, if you cancel your Contract during the free look period we may deduct all or a portion of any Credit Enhancement from the amount paid you.

The third sentence in the paragraph entitled "Free-Look Period" on page 13 is deleted in its entirety and replaced with the following sentences:

         If you return the Contract, the Contract terminates. In most states, we will pay you an amount equal to: (a) if the Contract Value has increased or remained the same, the Contract Value on the date we receive your Contract from you, minus the Credit Enhancement; or (b) if the Contract Value has decreased, the Contract Value on the date we receive your Contract from you, minus the Credit Enhancement plus any mortality and expense risk charge or other charge assessed on your Contract.

The third sentence in the paragraph entitled "Free-Look Period" on page 14 is deleted in its entirety and replaced with the following sentences:

         If you return the Contract, the Contract terminates. In most states, we will pay you an amount equal to: (a) if the Contract Value has increased or remained the same, the Contract Value on the date we receive your Contract from you, minus the Credit Enhancement; or (b) if the Contract Value has decreased, the Contract Value on the date we receive your Contract from you, minus the Credit Enhancement plus any mortality and expense risk charge or other charge assessed on your Contract.


The last sentence under the first paragraph entitled "Credit Enhancement" on page 15 is deleted in its entirety and replaced with the following sentence:

                  The amount returned if the Contract Owner exercises his or her right to return the Contract during your Free Look Period may be reduced by all or a portion of any Credit Enhancements applied.

Supplement dated October 1, 1999